Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-179009 and 333-178176

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated April 9, 2012 and

Prospectus Supplement No. 1 dated May 15, 2012)

LEGEND OIL AND GAS, LTD.

This Prospectus Supplement No. 2 supplements the Prospectus dated April 9, 2012 and the Prospectus Supplement No. 1 dated May 15, 2012 (collectively, the “Prospectus”), which forms a part of our Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (Registration Statement Nos. 333-179009 and 333-178176), relating to the resale by certain selling security holders of up to 11,002,516 shares of our common stock.

This Prospectus Supplement No. 2 is being filed to update and supplement the Prospectus for information disclosed in several Current Reports on Form 8-K that we filed with the Securities and Exchange Commission (the “SEC”), as follows:

•	On May 18, 2012, we filed a Current Report on Form 8-K regarding our issuance of additional shares of common stock to International Sovereign Energy Corp.;

•	On June 1, 2012, we filed a Current Report on Form 8-K regarding our entry into an Amending Offering Letter with National Bank of Canada;

•	On June 15, 2012, we filed a Current Report on Form 8-K regarding a further amendment to the Amending Offering Letter with National Bank of Canada; and

•	On June 26, 2012, we filed a Current Report on Form 8-K regarding the change in our Chief Financial Officer.

This Prospectus Supplement No. 2 is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus, as previously supplemented, with the information contained herein.

You should read this supplement in conjunction with the Prospectus, as previously supplemented, which is to be delivered with this Prospectus Supplement No. 2. If there is any inconsistency between the information in the Prospectus, as previously supplemented, and this Prospectus Supplement No. 2, you should rely on the information in this Prospectus Supplement No. 2.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus for a discussion for the risks associated with our business. Also see “Cautionary Notice Regarding Forward-Looking Statements” in our Annual Report on Form 10-K and our latest Quarterly Report on Form 10-Q.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is June 26, 2012

NATIONAL BANK OF CANADA

On May 31, 2012, we entered into an Amending Offering Letter with National Bank of Canada (the “Bank”), which amended the terms of the original Offering Letter dated August 12, 2011, as amended March 26, 2012. Subsequently, on June 11, 2012, we entered into another Amending Offering Letter with the Bank, which further amended the terms of the original Offering Letter, as amended May 31, 2012.

Under the terms of the Amending Offering Letter dated May 31, 2012, the Bank extended until November 30, 2012, the date by which we are required to complete an equity financing of at least CA$1.5 million, the proceeds of which are required to be used to pay off our bridge loan with the Bank. Previously, the bridge demand loan was due and payable in full no later than May 31, 2012 and we had until May 31, 2012 to complete an equity financing of at least CA$1.5 million.

Under the terms of the Amending Offering Letter dated June 11, 2012, the Bank set the following repayment terms for our CA$1.5 million bridge demand loan: principal repayments of CA$250,000 monthly, commencing July 15, 2012, and a final bullet repayment on December 1, 2012.

The Bank has advised us that the next scheduled review date of our credit facilities will be December 1, 2012.

CHANGE IN CHIEF FINANCIAL OFFICER

On June 22, 2012, James Vandeberg tendered his resignation as our Chief Financial Officer, to be effective on June 30, 2012. Mr. Vandeberg will remain as Vice President, Secretary and Director of the Company. Mr. Vandeberg’s resignation as Chief Financial Officer does not arise from any disagreement on any matter relating to the Company’s operations, policies or practices, nor regarding the general direction of the Company. Effective July 1, 2012 Mr. Vandeberg’s compensation will be reduced to $5,000 per month.

On June 22, 2012, the Board of Directors appointed Kyle Severson as our Vice President and Chief Financial Officer, to be effective on June 30, 2012. There is no family relationship between Mr. Severson and any other director or officer of the Company. Mr. Severson’s compensation has been CA$140,000 and will be increased to CA$180,000 effective July 1, 2012.

Mr. Severson, age 41, is a professional accountant with 18 years of experience in the oil and gas industry. He joined the Company in November 2011 as Controller. Prior to that, he served as Controller for Argosy Energy Inc. from 2008 to 2011, and Accrete Energy Inc. from 2004 to 2008, both publicly traded entities on the Toronto Stock Exchange. Mr. Severson is a Certified Management Accountant, and holds a Bachelor of Commerce degree from Athabasca University and a Masters of Business Administration from the Haskayne School of Business.

INTERNATIONAL SOVEREIGN ENERGY CORP.

International Sovereign Energy Corp. (“Sovereign”) is one of the name Selling Security Holders listed in the Prospectus.

On May 17, 2012, we completed the final VWAP calculation under the Asset Purchase Agreement with Sovereign dated September 13, 2011 (the “Asset Purchase Agreement”), as a result of which we issued an additional 21,350,247 shares of common stock to Sovereign. Accordingly, Sovereign is an affiliate and may be deemed to be “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with the resale of the shares of common stock pursuant to the Prospectus.

Pursuant to the Asset Purchase Agreement, we initially issued 3,552,516 shares of common stock to Sovereign in October 2011 in consideration for our acquisition of certain assets from Sovereign. Under the Asset Purchase Agreement, we were required to issue additional shares of common stock to Sovereign if the volume weighted average trading price (VWAP) of our common stock was less than threshold amounts during certain specified 10-day periods. The first VWAP period commenced on March 8, 2012 and the final VWAP period expired on May 17, 2012.

The Asset Purchase Agreement restricted us from issuing any additional shares of common stock to Sovereign if the issuance would cause Sovereign to become a greater than 10% shareholder. Effective May 17, 2012, Sovereign waived the 10% limitation and we issued the additional shares.

The shares were issued to Sovereign in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended. The Asset Purchase Agreement contains representations to support our reasonable belief that Sovereign had access to information concerning our operations and financial condition and had knowledge and experience in financial and business matters to evaluate the merits and risks of its investment in us. The shares issued to Sovereign are restricted securities for purposes of the Securities Act and the certificates representing the securities bear legends to that effect.

UPDATE TO SELLING SECURITY HOLDERS INFORMATION

The following is updated information regarding the Selling Security Holders as of June 25, 2012.

We have updated the table of Selling Security Holders to reflect the additional share ownership by Sovereign and to reflect sales of shares by other Selling Security Holders. The total number of shares of common stock currently available for sale under the Prospectus as of June 25, 2012 is 10,716,004, reflecting sales of an aggregate of 296,512 shares from the original Prospectus. In addition, the Selling Security Holders table also gives effect to the issuance of 600,000 shares of common stock upon conversion of Convertible Preferred Stock on March 30, 2012, by a Selling Security Holder.

As a result of the additional share issuance to Sovereign in May 2012, Sovereign beneficially owned approximately 33.8% of our issued and outstanding shares as of June 25, 2012, and is our affiliate. Accordingly, Sovereign may be deemed to be “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with the resale of the shares of common stock pursuant to the Prospectus.

SELLING SECURITY HOLDERS

The 10,716,004 shares of common stock being offered for resale pursuant to the Prospectus consist of the following:

•	9,516,004 shares of common stock that are currently issued and outstanding and held by the Selling Security Holders;

•	600,000 shares of common stock that were issued upon conversion of shares of Convertible Preferred Stock; and

•	600,000 shares of common stock issuable upon exercise of warrants held by a Selling Security Holder at an exercise price of $2.00 per share

The shares of common stock offered under the Prospectus may be sold from time to time for the account of the Selling Security Holders named in the following table. See “PLAN OF DISTRIBUTION.” However, the Selling Security Holders are not obligated to sell any of the shares of our common stock offered by the Prospectus. The table below contains information, to our knowledge, regarding each Selling Shareholder’s beneficial ownership of our common stock as of June 25, 2012, and as adjusted to reflect the sale of the shares offered by the Prospectus, assuming that all of the shares offered by the Prospectus will be sold.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if he or she has or shares the power to vote or direct the voting of the security, has or shares the power to dispose of or direct the disposition of the security, or has the right to acquire the security within 60 days.

	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering (1)
Selling Security Holder	Number	Percent of Class		Number	Percent of Class
International Sovereign Energy Corp. (2)	24,902,763	33.8%	3,552,516	21,350,247	28.7%
Marlin Consulting Corp. (3)	6,360,132	8.6	2,970,800	3,389,332	4.6
James Vandeberg (4)	6,217,688	8.4	2,952,688	3,265,000	4.4
Perth Finance International S.A. (5)	1,200,000	1.6	1,200,000	—	—
Gross Capital, Inc. (6)	40,000	**	40,000	—	—
Total	38,720,583	52.5%	10,716,004	28,004,579	37.7%

**	Less than one percent
(1)	Assumes the sale of all of the shares of common stock offered under the Prospectus. This registration statement also covers any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalizations or other similar transactions effected without receipt of consideration which results in an increase in the number of outstanding shares of common stock.
(2)

We issued 3,552,516 shares of common stock to International Sovereign Energy Corp. as partial payment for the acquisition of the Sovereign Assets. The number of shares of common stock beneficially owned prior to and after the offering includes 21,350,247 shares of common stock issued to Sovereign in May 2012 in connection with the VWAP provision of the Asset Purchase Agreement. See “BUSINESS – Purchase of Canadian Assets 2011.” International Sovereign Energy Corp. is a Canadian based publicly traded exploration and production company with offices in Calgary, Alberta, and its stock is listed for trading on the Toronto Stock Exchange. The natural persons exercising shared voting and dispositive control over the shares of our common stock held by Sovereign are Sharad Mistry and John Lokke, the current CEO and a director of Sovereign. The address for Sovereign is 132 Simonston Blvd., Thornhill, Ontario L3T 4L8.

(3)	Marlin Consulting Corp. is a corporation that is wholly-owned by Marshall Diamond-Goldberg, our President and a Director on our Board of Directors. Mr. Diamond-Goldberg exercises sole voting and dispositive control over the shares of common stock held by Marlin Consulting Corp. The address for Mr. Diamond-Goldberg is c/o our corporate offices at 1420 5th Avenue, Suite 2200, Seattle, WA 98101. The shares of common stock listed as being beneficially owned by Marlin Consulting Corp. before and after the offering include 333,332 shares of common stock underlying stock options that are currently exercisable and held by Mr. Diamond-Goldberg.
(4)	James Vandeberg currently serves as our Vice President and Secretary and as a Director on our Board of Directors. The address for Mr. Vandeberg is c/o our corporate offices at 1420 5th Avenue, Suite 2200, Seattle, WA 98101. The shares of common stock listed as being beneficially owned by Mr. Vandeberg before and after the offering include 300,000 shares of common stock underlying stock options that are currently exercisable and held by Mr. Vandeberg.
(5)

The shares beneficially owned by Perth Finance International S.A. consist of (i) 600,000 shares of common stock that were issued to Perth Finance International S.A. upon conversion of 600,000 shares of Convertible Preferred Stock and (ii) 600,000 shares of common stock issuable upon exercise of outstanding common stock warrants at an exercise price of $2.00 per share. The natural persons exercising shared voting and dispositive control over the shares of our common stock held by the selling shareholder are Hans Büchel, President and Director, Yvonne Sulser-Büchel, Secretary, and Jürg Fluck, Treasurer. The address for Perth Finance International is Urb. Marbella, 53rd E, MMG Tower, Piso 15, Panama City, Panama.

(6)	In November 2011, we entered into a consulting and advisory agreement with Gross Capital, Inc. to provide certain investor relations services to us. In January 2012, we issued 60,000 restricted shares of common stock to Gross Capital, Inc. as part of its compensation under the consulting agreement. The natural person exercising sole voting and dispositive control over the shares of common stock held by Gross Capital, Inc. is Barry Gross, its President.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information with respect to the beneficial ownership of our shares of common stock as of June 25, 2012, by our directors, named executive officers, and directors and executive officers as a group, as well as each person (or group of affiliated persons) who is known by us to beneficially own 5% or more of our common stock. As of June 25, 2012, there were 73,731,336 shares of common stock issued and outstanding.

The percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. To our knowledge, unless indicated in the footnotes to the table, each beneficial owner named in the tables below has sole voting and sole investment power with respect to all shares beneficially owned.

The address for each of our officers and directors is c/o our corporate offices at 1420 5th Avenue, Suite 2200, Seattle, WA 98101.

Name and Address	Number of Shares of Common Stock	Percentage Ownership
Officers and Directors

Marshall Diamond-Goldberg (1)	6,360,132	8.6%
James Vandeberg (2)	6,217,688	8.4
Kyle Severson (3)	166,666	**
John F. Busey (4)	20,000	**
Alan Jochelson (5)	20,000	**
All Directors and Executive Officers as a Group (5 persons)	12,775,486	17.1

5% Stockholders

International Sovereign Energy Corp. (6) 132 Simonston Blvd. Thornhill, Ontario L3T 4L8	24,902,763	33.8

Wayne Gruden (7) 600 Union Street, Suite 4500 Seattle, Washington 98106	3,878,000	5.3

**	Less than one percent

(1)	Mr. Diamond-Goldberg beneficially owns these shares through Marlin Consulting Corp., of which he is the sole stockholder. The shares beneficially owned by Mr. Diamond-Goldberg include 333,332 shares of common stock underlying stock options that are currently exercisable.

(2)	The shares beneficially owned by Mr. Vandeberg include 300,000 shares of common stock underlying stock options that are currently exercisable. In 2010, Mr. Vandeberg gifted common stock to two other persons; Mr. Vandeberg retains no voting or dispositive power over such shares and disclaims beneficial ownership over the shares held by such persons. See “DESCRIPTION OF BUSINESS – Background.”

(3)	Mr. Severson has been appointed as our new Chief Financial Officer, to become effective on June 30, 2012. The shares beneficially owned by Mr. Severson consist solely of 166,666 shares of common stock underlying stock options that are currently exercisable.

(4)	The shares beneficially owned by Mr. Busey consist solely of 20,000 shares of common stock underlying stock options that are currently exercisable.

(5)	The shares beneficially owned by Mr. Jochelson consist solely of 20,000 shares of common stock underlying stock options that are currently exercisable.

(6)	International Sovereign Energy Corp. is a Canadian based publicly traded company with offices in Calgary, Alberta, and its stock is listed for trading on the Toronto Stock Exchange. The natural persons exercising shared voting and dispositive control over the shares of our common stock held by the selling shareholder are Sharad Mistry and John Lokke, the current CEO and a director of Sovereign. See “BUSINESS – Purchase of Canadian Assets 2011.”

(6)	The information for such 5% stockholder is based on the list of record holders maintained by our stock transfer agent. Such stockholder has not filed a Schedule 13D with the SEC disclosing its greater than five percent ownership.

We know of no arrangements, including pledges, by or among any of the forgoing persons, the operation of which could result in a change of control.